February 1, 2024	CONFIDENTIAL

VIA EDGAR AND E-MAIL

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	JPMorgan Chase & Co.

JPMorgan Chase Financial Company LLC

Registration Statement on Form S-4 filed January 17, 2024

File Nos. 333-276554 & 333-276554-01

Dear Mr. Hindin:

On behalf of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”) and JPMorgan Chase Financial Company LLC (“JPMorgan Financial”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement of JPMorgan Chase and JPMorgan Financial on Form S-4 (File Nos. 333-276554 and 333-276554-01) (the “Registration Statement”) as provided in the Staff’s letter dated January 29, 2024. JPMorgan Chase and JPMorgan Financial have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). The Amended Registration Statement also contains certain additional updates and revisions.

Set forth below are the Firm’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Firm’s response and a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

Registration Statement on Form S-4

Terms of the Exchange Offer, page 35

1.       Disclosure in this section states “We reserve the right, in our sole and absolute discretion, to extend, withdraw, terminate or amend the terms and conditions of the Exchange Offer at any time and for any reason, as described in this prospectus” (emphasis added).

JPMorgan Chase & Co. • 277 Park Avenue, New York, New York 10172-10003

Tel: 212 623 2040 • Email: scott.l.nearing@jpmchase.com

Disclosure on page 37 indicates that “[a]lthough we have no present plans to do so, we expressly reserve the right, in our sole and absolute discretion, to extend, withdraw, terminate or amend the Exchange Offer even if all the conditions to the Exchange Offer are satisfied” (emphasis added). Similar disclosure is found elsewhere in the prospectus. With a view towards improved disclosure, please explain the circumstances under which the offeror might withdraw or terminate the Exchange Offer in its sole and absolute discretion and how such withdrawal or termination would not result in the Exchange Offer constituting an illusory offer in contravention of Exchange Act section 14(e). Alternatively, please revise the disclosure to make it clear that the Exchange Offer can not be terminated for any reason in the sole and absolute discretion of the offeror.

The Firm acknowledges the Staff’s comment and has revised the disclosure on pages 9, 20, 21, 35, 37 and 38 of the Amended Registration Statement.

Conditions of the Exchange Offer, page 36

2.       The second bullet point in this section states that “there shall not have been instituted or threatened any action…” (emphasis added). A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise the disclosure to clarify what is meant by a “threatened” action or proceeding and how it may be objectively determinable.

The Firm acknowledges the Staff’s comment and has revised the disclosure on page 36 of the Amended Registration Statement.

3.       Disclosure on page 37 states that “[a]ny determination made by us concerning an event, development or circumstance described or referred to above will be conclusive and binding.” Please revise to state that security holders may challenge the offeror’s determinations in a court of competent jurisdiction.

The Firm acknowledges the Staff’s comment and has revised the disclosure on page 37 of the Amended Registration Statement.

Extension, Withdrawal, Termination and Amendment, page 37

4.       Disclosure on page 38 states that “[w]e also reserve the right at any time or from time to time during…the Exchange Offer to purchase or exchange or offer to purchase or exchange Old Notes or to issue an invitation to submit offers to sell Old Notes (including, without limitation, those offered pursuant to the Exchange Offer but not accepted for exchange), in each case on terms that may be more or less favorable than those contemplated by the Exchange Offer.” With a view to revised disclosure, please advise how such purchases are consistent with the prohibitions set forth in Exchange Act Rule 14e-5.

The Firm acknowledges the Staff’s comment and notes that while the Old Notes and the New Notes are linked to the performance of the Alerian MLP Index®, which is an equity index, they are debt securities and therefore not subject to Exchange Act Rule 14e-5.

****************

Please do not hesitate to contact me at 212-623-2040 or scott.l.nearing@jpmchase.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Scott L. Nearing

Scott L. Nearing, Esq.
Assistant Corporate Secretary
JPMorgan Chase & Co.

cc:	Stephen B. Grant, Esq., Assistant Corporate Secretary, JPMorgan Chase & Co.

Yan Zhang, Davis Polk & Wardwell LLP

3